

恒生銀行 HANG SENG BANK

開拓.超越. Exceed. Excel.

Our Ref: HOS CSE 030614
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
U S A

4 August 2003



Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We are pleased to enclose for your reference and records a copy of the 2003 Interim Results Announcement of the Bank which was released today.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

Encl

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com



恒生銀行
HANG SENG BANK

Press Release

4 August 2003

HANG SENG BANK LIMITED
2003 INTERIM RESULTS - HIGHLIGHTS

- Operating profit before provisions up 3.8 per cent to HK$6,073 million (HK$5,849 million for the first half of 2002)
- Operating profit up 0.9 per cent to HK$5,617 million (HK$5,568 million for the first half of 2002)
- Pre-tax profit down 0.8 per cent to HK$5,928 million (HK$5,978 million for the first half of 2002)
- Attributable profit down 3.8 per cent to HK$5,022 million (HK$5,223 million for the first half of 2002)
- Return on average shareholders' funds of 24.4 per cent (24.1 per cent for the first half of 2002)
- Total assets up 1.6 per cent to HK$482.3 billion (HK$474.7 billion at 31 December 2002)
- Earnings per share down 3.7 per cent to HK$2.63 (HK$2.73 per share for the first half of 2002)
- First interim dividend per share maintained at HK$2.10 (HK$2.10 per share for the first half of 2002)
- Total capital ratio of 14.0 per cent (14.2 per cent at 31 December 2002); tier 1 capital ratio of 12.3 per cent (11.9 per cent at 31 December 2002)
- Cost:income ratio of 23.1 per cent (23.7 per cent for the first half of 2002)

Note: Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.



優質服務七十年
70 YEARS OF EXCELLENCE

HANG SENG BANK ATTRIBUTABLE PROFIT DOWN 3.8 PER CENT TO HK$5,022 MILLION

Hang Seng Bank Limited (the Bank) and its subsidiary and associated companies (Hang Seng) reported an unaudited **profit attributable to shareholders** of HK$5,022 million for the first half of 2003, a decrease of 3.8 per cent compared with the first half of 2002 but an increase of 6.9 per cent compared with the second half of 2002. **Earnings per share** of HK$2.63 were 3.7 per cent lower than the first half of 2002.

Operating profit before provisions rose by HK$224 million, or 3.8 per cent, to HK$6,073 million, attributable to the encouraging 20.9 per cent growth in other operating income, which outweighed the fall of 4.3 per cent in net interest income. **Operating profit** grew by 0.9 per cent to HK$5,617 million, after taking into account the net charge for bad and doubtful debts which rose by 62.3 per cent to HK$456 million. **Profit before tax** amounted to HK$5,928 million, which was HK$50 million, or 0.8 per cent, lower than the first half of 2002. This was affected by the deficit on property revaluation following an interim property revaluation exercise and lower profits from associated companies. The taxation charge was HK$91 million, or 12.1 per cent, higher, mainly due to the increase in the Hong Kong profits tax rate from 16.0 per cent to 17.5 per cent. Compared with the second half of 2002, **operating profit before provisions** and **profit before tax** increased by 12.3 per cent and 12.6 per cent respectively.

Total assets were HK$7.6 billion, or 1.6 per cent, higher at HK$482.3 billion, compared with HK$474.7 billion at 31 December 2002. Advances to customers recorded a modest growth of 0.7 per cent during the first half of 2003, mainly in corporate lending and trade advances, while mortgages under the Government Home Ownership Scheme (GHOS) continued to fall. Customer deposits increased by 1.3 per cent from the end of 2002, with a further shift of time deposits to savings reflecting customers' preference for liquidity in the low interest rate environment. Investment in debt securities also rose, with funds re-deployed from lower yielding interbank placings.

Shareholders' funds (excluding proposed dividends) declined by HK$61 million, or 0.2 per cent, to HK$36,715 million at 30 June 2003. This was the net result of the increase in retained profits, and the reductions in the long-term equity investment revaluation reserve due to the disposal of long-term equities and property revaluation reserves following the interim property revaluation exercise.

The **return on average total assets** was 2.1 per cent (2.2 per cent for the first half of 2002). The **return on average shareholders' funds** was 24.4 per cent, compared with 24.1 per cent in the first half of 2002 and 21.9 per cent in the second half of 2002.

The **advances to deposits ratio** fell to 54.0 per cent at 30 June 2003 compared with 54.3 per cent at 31 December 2002, the effect of a faster pace of growth in customer deposits than customer advances during the first half of 2003. Hang Seng continued to maintain a strong liquidity position, with the **average liquidity ratio** for the first half of 2003 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) at 45.0 per cent (43.4 per cent for the first half of 2002).

The **total capital ratio** at 30 June 2003 was 14.0 per cent (14.2 per cent at 31 December 2002) and the tier 1 capital ratio was 12.3 per cent (11.9 per cent at 31 December 2002).

The **cost:income ratio** fell by 60 basis points to 23.1 per cent, compared with 23.7 per cent for the first half of 2002.

Note: Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

The Directors have declared a **first interim dividend** of HK$2.10 per share (HK$2.10 per share for the first half of 2002), which will be payable on Thursday, 4 September 2003 to shareholders on the Register of Shareholders as of Wednesday, 27 August 2003. The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year.

Acknowledging the increasing importance of dividend flows to our shareholders, the Board has decided to move to a programme of quarterly dividends, starting in January 2004. Further details will be announced in due course.

Comment by David Eldon, Chairman

"Despite the effects of the SARS outbreak and sluggish economy in the first half of 2003, Hang Seng achieved a creditable growth in operating profit of 0.9 per cent to HK$5,617 million, reflecting the resilience of the Bank's core business. Attributable profit, however, fell by 3.8 per cent to HK$5,022 million due to a higher rate of profits tax and a further decline in the value of properties held.

"The Hong Kong economy will remain difficult in the second half of 2003. Growth in major export markets continues to slacken, while domestically demand remains sluggish, unemployment high and asset prices weak. The banking sector will continue to face the challenges of subdued loan demand and narrowing margins.

"Hang Seng will continue to build on its financial strength, clear customer focus and operating efficiency to create value for shareholders and customers. In particular, we will strengthen support to commercial customers in the Pearl River Delta."

The financial information in this press release is based on the unaudited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the six months ended 30 June 2003.

Figures in HK$m	***Half-year ended 30 June 2003***	*Half-year ended 30 June 2002 restated*[*]	*Half-year ended 31 December 2002 restated*[*]
Interest income	**6,662**	7,617	7,343
Interest expense	**(1,442)**	(2,164)	(1,991)
Net interest income	**5,220**	5,453	5,352
Other operating income	**2,674**	2,212	2,070
Operating income	**7,894**	7,665	7,422
Operating expenses	**(1,821)**	(1,816)	(2,016)
Operating profit before provisions	**6,073**	5,849	5,406
Provisions for bad and doubtful debts	**(456)**	(281)	(290)
Operating profit	**5,617**	5,568	5,116
Profit on tangible fixed assets and long-term investments	**341**	343	118
Net deficit on property revaluation	**(48)**	–	(36)
Share of profits of associated companies	**18**	67	66
Profit on ordinary activities before tax	**5,928**	5,978	5,264
Tax on profit on ordinary activities	**(846)**	(755)	(552)
Profit on ordinary activities after tax	**5,082**	5,223	4,712
Minority interests	**(60)**	–	(15)
Profit attributable to shareholders	**5,022**	5,223	4,697
Retained profits at beginning of period			
- as previously reported	**19,440**	19,499	20,756
- arising on change in accounting policies	**–**	254	249
- as restated	**19,440**	19,753	21,005
Transfer of depreciation to premises revaluation reserve	**35**	40	39
Realisation on disposal of premises and investment properties	**23**	2	7
Exchange adjustments	**(1)**	2	1
Proposed dividends	**(4,015)**	(4,015)	(6,309)
Retained profits at end of period	**20,504**	21,005	19,440

Figures in HK$			
Earnings per share	**2.63**	2.73	2.46
Dividends per share	**2.10**	2.10	3.30

[*] *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.*

Figures in HK$m	**At 30 June 2003**	At 30 June 2002 restated ♰	At 31 December 2002 restated ♰
Assets			
Cash and short-term funds	**67,309**	88,438	77,784
Placings with banks maturing after one month	**27,738**	42,192	30,919
Certificates of deposit	**29,625**	26,822	30,120
Securities held for dealing purposes	**1,047**	1,209	1,198
Advances to customers	**226,171**	225,746	224,562
Amounts due from immediate holding company and fellow subsidiary companies	**7,596**	10,425	7,471
Long-term investments	**99,077**	54,918	79,169
Investments in associated companies	**675**	1,051	672
Tangible fixed assets	**9,555**	11,237	10,439
Other assets	**13,515**	8,640	12,320
	482,308	470,678	474,654
Liabilities			
Current, savings and other deposit accounts	**419,083**	408,295	413,693
Deposits from banks	**2,359**	2,287	1,072
Amounts due to immediate holding company and fellow subsidiary companies	**757**	1,896	1,615
Other liabilities	**18,850**	14,584	14,745
	441,049	427,062	431,125
Capital resources			
Minority interests	**529**	–	444
Share capital	**9,559**	9,559	9,559
Reserves	**27,156**	30,042	27,217
Proposed dividends	**4,015**	4,015	6,309
Shareholders' funds	**40,730**	43,616	43,085
	41,259	43,616	43,529
	482,308	470,678	474,654

♰ *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.*

Figures in HK$m	*At 30 June 2003*	*At 30 June 2002 restated*[♦]	*At 31 December 2002 restated*[♦]
Shareholders' funds at beginning of period	43,085	44,391	43,616
Unrealised deficit on revaluation of premises	(432)	–	(409)
Deferred tax adjustment on revaluation of premises arising from adoption of HKSSAP 12	17	8	86
Unrealised deficit on revaluation of investment properties			
- Bank and subsidiary companies	(288)	–	(270)
- associated company	–	–	(13)
Long-term equity investment revaluation reserve			
- unrealised deficit on revaluation	(48)	(395)	(474)
- realisation on disposal	(320)	(277)	(146)
Deferred tax adjustment on revaluation of long-term equity investment arising from adoption of HKSSAP 12	4	17	12
Exchange adjustments	(1)	2	1
Net losses recognised in shareholders' funds for the period	(1,068)	(645)	(1,213)
Profit attributable to shareholders for the period	5,022	5,223	4,697
Dividends paid	(6,309)	(5,353)	(4,015)
Shareholders' funds at end of period	40,730	43,616	43,085

♦ *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.*

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For the first half of 2003, the return on invested capital was HK$5,110 million, or 33.2 per cent. The economic profit of HK$2,802 million represented a return of 18.2 per cent to shareholders in excess of the 15.0 per cent benchmark cost of capital invested by shareholders. The benchmark cost of capital was, in management's view, above the true cost of capital under the current low interest rate environment and was applied to ensure consistency with earlier periods. The trend of economic profits in the analysis indicates that Hang Seng continues to create value for its shareholders.

	Half-year ended 30 June 2003		*Half-year ended 30 June 2002 restated*[†]		*Half-year ended 31 December 2002 restated*[†]	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Average invested capital	**31,067**		31,513		32,372	
Return on invested capital[††]	**5,110**	**33.2**	5,268	33.7	4,775	29.3
Cost of capital	**(2,308)**	**(15.0)**	(2,341)	(15.0)	(2,444)	(15.0)
Economic profit	**2,802**	**18.2**	2,927	18.7	2,331	14.3

[†] *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.*

[††] *Return on invested capital represents profit after tax adjusted for non-cash items.*

Figures in HK$m	*Half-year ended 30 June 2003*	*Half-year ended 30 June 2002 restated*[♦]
Net cash inflow/(outflow) from operating activities	10,113	(8,896)
Cash flows from investing activities		
Net cash outflow from investment in an associated company	–	(35)
Purchase of long-term investments	(58,294)	(38,148)
Proceeds from sale or redemption of long-term investments	41,874	27,324
Purchase of tangible fixed assets	(84)	(92)
Proceeds from sale of tangible fixed assets	36	2
Dividends received from an associated company	12	21
Interest received from long-term investments	1,249	937
Dividend received from long-term investments	37	46
Net cash outflow from investing activities	(15,170)	(9,945)
Cash flows from financing activities		
Dividends paid	(6,309)	(5,353)
Cash outflow from financing activities	(6,309)	(5,353)
Decrease in cash and cash equivalents	(11,366)	(24,194)
Cash and cash equivalents at beginning of period	76,817	111,206
Effect of foreign exchange rate changes	1,729	2,500
Cash and cash equivalents at end of period	67,180	89,512

Note: The presentation of the consolidated cash flow statements has been regrouped to comply with the Hong Kong Statement of Standard Accounting Practice 15 (HKSSAP 15) on 'Cash Flow Statement'. The comparative figures have been reclassified to conform with the current period's presentation. For the purpose of the cash flow statement, cash and cash equivalents comprise cash and balances with banks maturing within one month, and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition.

♦ Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

Net interest income

Figures in HK$m	***Half-year ended 30 June 2003***	*Half-year ended 30 June 2002*	*Half-year ended 31 December 2002*
Net interest income	**5,220**	5,453	5,352
Average interest-earning assets	**437,045**	442,284	437,229
Net interest spread	**2.33%**	2.38%	2.33%
Net interest margin	**2.41%**	2.49%	2.43%

Net interest income decreased by HK$233 million, or 4.3 per cent, compared with the first half of 2002. Average interest-earning assets fell by HK$5.2 billion, or 1.2 per cent. Net interest margin narrowed by 8 basis points to 2.41 per cent with a reduction in net interest spread of 5 basis points to 2.33 per cent and a fall in contribution from net free funds of 3 basis points to 0.08 per cent.

Net interest income was affected by the fall in the average mortgage portfolio yield, contraction in the GHOS mortgages portfolio together with the narrowing of time deposit spread. The above factors resulted in a reduction of 9 basis points in the net interest spread. This was partly offset by the growth in savings and current accounts and the expansion of the fixed rate debt securities portfolio which continued to benefit from lower interest rates. The favourable impact on net interest spread was about 4 basis points. The contribution from net free funds was affected by further decline in market rates and fell by 3 basis points.

Compared with the second half of 2002, net interest income reduced by HK$132 million, or 2.5 per cent, with a 2 basis point fall in net interest margin to 2.41 per cent. Net interest spread was maintained at the same level of 2.33 per cent. The contribution from net free funds decreased by 2 basis points to 0.08 per cent.

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 170 basis points below BLR for the first half of 2003, before accounting for the effect of cash incentive payments. This compared with 138 basis points and 160 basis points below BLR in the first and second halves of 2002 respectively. Cash incentive payments on new mortgage loans of HK$45 million have been written off against interest income in the first half of 2003 compared with HK$44 million and HK$61 million in the first and second halves of 2002 respectively.

Other operating income

Figures in HK$m	***Half-year ended 30 June 2003***	*Half-year ended 30 June 2002*	*Half-year ended 31 December 2002*
Dividend income			
- listed investments	**35**	44	38
- unlisted investments	**2**	9	8
	37	53	46
Fees and commissions			
- securities/stockbroking	**124**	130	114
- retail investment funds	**685**	472	228
- insurance	**45**	185	158
- account services	**111**	129	126
- remittance	**63**	62	66
- cards	**258**	292	306
- credit facilities	**113**	146	124
- import/export	**105**	99	118
- other	**96**	75	72
Fees and commissions receivable	**1,600**	1,590	1,312
Fees and commissions payable	**(159)**	(156)	(141)
	1,441	1,434	1,171
Dealing profits			
- foreign exchange	**352**	280	324
- securities and other trading activities	**9**	10	6
	361	290	330
Insurance underwriting	**538**	125	208
Rental income from investment properties	**104**	113	112
Other	**193**	197	203
	2,674	2,212	2,070

Other operating income recorded strong growth of HK$462 million, or 20.9 per cent, and contributed 33.9 per cent of total operating income, compared with 28.9 per cent for the first half of 2002.

With a 48.8 per cent growth in sales of retail investment funds to HK$22.6 billion, total income from the distribution and management of retail investment funds, including the popular Hang Seng Investment Series of capital guaranteed funds and index funds, rose by 45.1 per cent to HK$685 million for the first half of 2003. Insurance fees and underwriting profit together grew by 88.1 per cent compared with the first half of 2002, reflecting rapid growth in individual life insurance premiums and the embedded value of the long-term insurance business. (The decrease in insurance fees and commissions and a corresponding increase in insurance underwriting profit was mainly due to the regrouping of commissions received from Hang Seng Life Limited (HSLL) to underwriting profit after HSLL became a subsidiary of the Bank in November 2002.)

Other operating income *(continued)*

Card services income decreased by 11.6 per cent, affected by the outbreak of SARS in the second quarter of 2003. At the end of June 2003, total cards in issue under the Hang Seng brand was maintained at 940,000.

Fee income from credit facilities fell while trade services income improved, benefiting from the improvement in external trade. Dealing profits recorded strong growth of 24.5 per cent, mainly in foreign exchange income.

Compared with the second half of 2002, other operating income grew by 29.2 per cent, benefiting from the substantial growth of 200.4 per cent in income from retail investment funds and the 59.3 per cent increase in income from insurance including fees and underwriting profit.

Analysis of income from wealth management business included in other operating income

Figures in HK$m	***Half-year ended 30 June 2003***	*Half-year ended 30 June 2002*	*Half-year ended 31 December 2002*
Investment income			
- retail investment funds	**685**	472	228
- securities/stockbroking	**124**	130	114
- margin trading/private banking	**65**	36	32
	874	638	374
Insurance income			
- life (Including embedded value)[ǂ]	**365**	263	299
- general and others	**158**	117	140
	523	380	439
Total	**1,397**	1,018	813

[ǂ] *The embedded value and underwriting profit of HSLL for the first and second halves of 2002 which were reported as share of profits of associated companies instead of other operating income were re-grouped under this heading to conform with the current period presentation for the purpose of comparison in this analysis.*

Income from wealth management comprising income from investment and insurance grew strongly by 37.2 per cent to HK$1,397 million for the first half of 2003, representing 52.2 per cent of total other operating income.

Operating expenses

Figures in HK$m	*Half-year ended 30 June 2003*	*Half-year ended 30 June 2002*	*Half-year ended 31 December 2002*
Staff costs			
- salaries and other costs	908	915	952
- retirement benefit costs	91	98	94
	999	1,013	1,046
Depreciation	171	174	178
Premises and equipment			
- rental expenses	88	84	87
- other	280	282	359
	368	366	446
Other operating expenses	283	263	346
	1,821	1,816	2,016
Cost:income ratio	23.1 %	23.7 %	27.2 %
Staff numbers (full-time equivalent)	7,174	7,321	7,279

Operating expenses increased marginally by HK$5 million, or 0.3 per cent, to HK$1,821 million compared with the same period last year. Staff costs decreased by HK$14 million, or 1.4 per cent, attributable to the reduction of 147 staff members on a full-time equivalent basis. Premises and equipment expenses were maintained at the same level. Other operating expenses increased by HK$20 million, or 7.6 per cent, mainly due to the increase in processing charges.

Compared with the second half of 2002, operating expenses fell by 9.7 per cent, with reductions in staff costs, IT expenditure under premises and equipment costs and marketing expenditure under other operating expenses.

The cost:income ratio for the first half of 2003 was 23.1 per cent, 60 basis points lower than the same period last year and 4.1 percentage points lower than the second half of 2002.

Provisions for bad and doubtful debts

Figures in HK$m	***Half-year ended 30 June 2003***	*Half-year ended 30 June 2002*	*Half-year ended 31 December 2002*
Net charge/(release) for bad and doubtful debts			
Advances to customers			
Specific provisions			
- new provisions	**666**	528	703
- releases	**(182)**	(222)	(63)
- recoveries	**(22)**	(25)	(20)
	462	281	620
General provisions	**(6)**	–	(330)
Net charge to profit and loss account	**456**	281	290

The net charge for bad and doubtful debts amounted to HK$456 million, an increase of HK$175 million, or 62.3 per cent, over the same period last year. New and additional specific provisions rose by HK$138 million, or 26.1 per cent, to HK$666 million, reflecting higher provisions on residential mortgages and credit card advances due to the rise in unemployment and personal bankruptcies and the fall in value of property collateral. Releases and recoveries were reduced by HK$43 million, or 17.4 per cent, to HK$204 million, reflecting the decrease in recoveries from residential mortgages and taxi loans. Following the semi-annual review of the general provisioning level at 30 June 2003, a small release of HK$6 million was made.

Compared with the second half of 2002, the net charge for bad and doubtful debts rose by HK$166 million, affected by the release of HK$330 million in general provisions at the end of 2002. Specific provisions, however, decreased by HK$158 million, or 25.5 per cent, to HK$462 million. New and additional specific provisions decreased slightly, with the increase in provisions on residential mortgages more than offset by the reduction in credit card and corporate advances. Higher releases and recoveries were recorded, mainly from commercial banking customers.

Profit on tangible fixed assets and long-term investments

Figures in HK$m	***Half-year ended 30 June 2003***	*Half-year ended 30 June 2002*	*Half-year ended 31 December 2002*
Profit on disposal of long-term equity investments			
- realisation of amounts previously recognised in revaluation reserves at beginning of period	**358**	316	212
- loss arising in current period	**(38)**	(39)	(66)
	320	277	146
Profit less loss on disposal of held-to-maturity debt securities	**40**	75	(29)
Profit less loss on disposal of tangible fixed assets	**7**	–	1
Provision for impairment of long-term investments	**(26)**	(9)	–
	341	343	118

Profit on disposal of tangible fixed assets and long-term investments was maintained at the same level as the corresponding period last year. The increase in profits on disposal of listed equities was partly offset by the reduction in profits on the disposal of debt securities and the impairment loss provision made for listed equity investments.

Taxation

Taxation in the consolidated profit and loss account represents:

Figures in HK$m	***Half-year ended 30 June 2003***	*Half-year ended 30 June 2002 restated*♦	*Half-year ended 31 December 2002 restated*♦
Current tax - provision for Hong Kong profits tax			
Tax for the period	**839**	777	524
Benefit of previously unrecognised tax losses	**(3)**	(7)	(7)
Over-provision in respect of prior years	**–**	(25)	(34)
	836	745	483
Current tax- taxation outside Hong Kong			
Tax for the period	**2**	3	3
	2	3	3
Deferred tax			
Origination and reversal of temporary differences	**31**	(3)	56
Effect of increase in tax rate on deferred tax balances	**(9)**	–	–
Benefit of previously unrecognised tax losses now recognised	**(17)**	–	–
	5	(3)	56
Share of associated companies' taxation	**3**	10	10
Total charge for taxation	**846**	755	552
Effective tax rate	**14.3%**	12.6%	10.5%

The current tax was provided for based on the estimated assessable profit for the first half of 2003 and, for the Bank and subsidiaries operating in the Hong Kong SAR, using the Hong Kong profits tax rate of 17.5 per cent (16.0 per cent for 2002). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used. The effective tax rate for the first half of 2003 increased to 14.3 per cent from 12.6 per cent for the first half of 2002, mainly reflecting the 1.5 percentage points increase in the Hong Kong profits tax rate.

Following the adoption of the HKSSAP 12 which became effective on 1 January 2003, deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

♦ *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.*

Taxation *(continued)*

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. The carrying amount of deferred tax is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

The impact of the change in accounting policy on deferred tax following the adoption of the HKSSAP 12 in the current period profit and loss account and reserves and the related prior year adjustment are set out in Note 1 of additional information on page 49.

Earnings per share

The calculation of earnings per share for the first half of 2003 is based on earnings of HK$5,022 million (HK$5,223 million in the first half of 2002) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2002).

Dividends per share

	Half-year ended 30 June 2003		*Half-year ended 30 June 2002*		*Half-year ended 31 December 2002*	
	HK$ per share	***HK$m***	*HK$ per share*	*HK$m*	*HK$ per share*	*HK$m*
First interim	**2.10**	**4,015**	2.10	4,015	–	–
Second interim	–	–	–	–	2.80	5,353
Special interim	–	–	–	–	0.50	956
	2.10	**4,015**	2.10	4,015	3.30	6,309

Cash and short-term funds

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*	*At 31 December 2002*
Cash in hand and balances with banks and other financial institutions	**3,544**	3,873	3,518
Money at call and placings with banks maturing within one month	**58,726**	79,846	67,170
Treasury bills	**5,039**	4,719	7,096
	67,309	88,438	77,784
Remaining maturity of treasury bills:			
- within three months	**3,720**	3,520	5,777
- one year or less but over three months	**1,319**	1,199	1,319
	5,039	4,719	7,096

Placings with banks maturing after one month

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*	*At 31 December 2002*
Remaining maturity:			
- three months or less but over one month	**19,638**	32,375	27,996
- one year or less but over three months	**8,100**	9,817	2,923
	27,738	42,192	30,919

Certificates of deposit

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*	*At 31 December 2002*
Remaining maturity:			
- three months or less but not repayable on demand	**2,952**	3,242	1,772
- one year or less but over three months	**5,915**	5,542	7,312
- five years or less but over one year	**20,758**	17,937	21,036
- over five years	**–**	101	–
	29,625	26,822	30,120

Securities held for dealing purposes

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*	*At 31 December 2002*
Debt securities by remaining maturity:			
- three months or less but not repayable on demand	**40**	579	97
- one year or less but over three months	**71**	214	90
- five years or less but over one year	**814**	416	890
- over five years	**119**	–	121
	1,044	1,209	1,198
Equity shares	**3**	–	–
	1,047	1,209	1,198

Advances to customers

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*	*At 31 December 2002*
Gross advances to customers	**228,840**	228,893	227,475
Specific provisions	**(1,568)**	(1,710)	(1,805)
General provisions	**(1,101)**	(1,437)	(1,108)
	226,171	225,746	224,562
Remaining maturity:			
- repayable on demand	**12,162**	12,128	11,983
- three months or less but not repayable on demand	**17,263**	15,441	18,128
- one year or less but over three months	**22,512**	26,036	21,243
- five years or less but over one year	**85,981**	83,242	84,466
- over five years	**82,189**	84,628	84,273
- overdue for more than one month	**3,062**	1,452	1,301
- non-performing advances	**5,671**	5,966	6,081
Gross advances to customers	**228,840**	228,893	227,475
Provisions for bad and doubtful debts	**(2,669)**	(3,147)	(2,913)
	226,171	225,746	224,562
Included in advances to customers are:			
- trade bills	**2,309**	2,222	2,180
- provisions for bad and doubtful debts	**(23)**	(66)	(78)
	2,286	2,156	2,102

Advances to customers (after deduction of interest in suspense and provisions) recorded a modest growth of HK$1,609 million, or 0.7 per cent, to HK$226.2 billion at 30 June 2003, with loan demand remaining weak during the period.

Provisions against advances to customers

Figures in HK$m	***Specific***	***General***	***Total***	***Suspended interest***
At 1 January 2003	**1,805**	**1,108**	**2,913**	**404**
Amounts written off	**(721)**	**–**	**(721)**	**(93)**
Recoveries of advances written off in previous years	**22**	**–**	**22**	**–**
Net charge/(release) to profit and loss account	**462**	**(6)**	**456**	**–**
Interest suspended during the period	**–**	**–**	**–**	**77**
Suspended interest recovered	**–**	**–**	**–**	**(29)**
Exchange adjustment	**–**	**(1)**	**(1)**	**–**
At 30 June 2003	**1,568**	**1,101**	**2,669**	**359**

Suspended interest comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Prepayments and accrued income'.

Total provisions as a percentage of gross advances to customers are as follows:

	At 30 June 2003	*At 30 June 2002*	*At 31 December 2002*
	%	*%*	*%*
Specific provisions	**0.69**	0.75	0.79
General provisions	**0.48**	0.63	0.49
Total provisions	**1.17**	1.38	1.28

Total provisions as a percentage of gross advances to customers fell to 1.17 per cent at 30 June 2003, compared with 1.28 per cent at the end of 2002. Specific provisions as a percentage of gross advances decreased by 10 basis points to 0.69 per cent. The reduction mainly reflected the writing-off of irrecoverable balances and the repayment and upgrading of rescheduled advances and doubtful accounts to performing status. General provisions stood at 0.48 per cent of gross advances to customers, compared with 0.49 per cent at the end of 2002.

Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

Figures in HK$m	*At 30 June 2003*	*At 30 June 2002*	*At 31 December 2002*
Gross non-performing advances on which interest:			
- has been placed in suspense	5,567	5,622	5,767
- accrual has ceased	182	479	429
	5,749	6,101	6,196
Suspended interest	(78)	(135)	(115)
Gross non-performing advances* (page 24)	5,671	5,966	6,081
Specific provisions	(1,568)	(1,710)	(1,805)
Net non-performing advances	4,103	4,256	4,276
Specific provisions as a percentage of gross non-performing advances*	27.6%	28.7%	29.7%
Gross non-performing advances* as a percentage of gross advances to customers	2.5%	2.6%	2.7%

* *Stated after deduction of interest in suspense.*

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$410 million, or 6.7 per cent, to HK$5,671 million, compared with the end of 2002. The ratio of gross non-performing advances to gross advances to customers further improved to 2.5 per cent from 2.7 per cent at the end of 2002.

Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2003		*At 30 June 2002*		*At 31 December 2002*	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Gross advances to customers[†] which have been overdue with respect to either principal or interest for periods of:						
- six months or less but over three months	**1,196**	**0.5**	823	0.3	934	0.4
- one year or less but over six months	**1,098**	**0.5**	1,321	0.6	1,097	0.5
- over one year	**2,460**	**1.1**	2,910	1.3	2,734	1.2
	4,754	**2.1**	5,054	2.2	4,765	2.1
Overdue advances to customers (as above)	**4,754**	**2.1**	5,054	2.2	4,765	2.1
Less: overdue advances on which interest is still being accrued	**(1,305)**	**(0.6)**	(691)	(0.3)	(1,131)	(0.5)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense						
- included in rescheduled advances	**1,843**	**0.8**	321	0.1	1,814	0.8
- other	**379**	**0.2**	1,282	0.6	633	0.3
Gross non-performing advances (page 23)	**5,671**	**2.5**	5,966	2.6	6,081	2.7

[†] *Stated after deduction of interest in suspense.*

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:

	At 30 June 2003		*At 30 June 2002*		*At 31 December 2002*	
	HK$m	*%*	*HK$m*	*%*	*HK$m*	*%*
Rescheduled advances to customers[ϕ]	**2,958**	**1.3**	391	0.2	1,831	0.8

[ϕ] *Stated after deduction of interest in suspense.*

Rescheduled advances are those advances which have been restructured or renegotiated because of deterioration in the financial position of the borrower leading to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers (page 24).

Rescheduled advances to customers increased by HK$1,127 million, or 61.6 per cent, to HK$2,958 million at 30 June 2003, representing 1.3 per cent of gross advances to customers. The increase was due to the debt restructuring of certain corporate customers.

Repossessed assets

In the recovery of non-performing advances, Hang Seng may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. Specific provisions have been made in respect of such non-performing advances taking into account the net realisable value of the related collateral which is revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as 'Advances to customers' and classified as non-performing.

	At 30 June 2003	*At 30 June 2002*	*At 31 December 2002*
Repossessed collateral assets	**603**	679	638

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 30 June 2003, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the positions at 30 June 2002 and 31 December 2002).

Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

Figures in HK$m	*At 30 June 2003*	*At 30 June 2002*	*At 31 December 2002*
Gross advances to customers for use in Hong Kong			
Industrial, commercial and financial sectors			
Property development	17,910	19,775	19,300
Property investment	33,268	29,952	31,507
Financial concerns	3,681	2,121	2,071
Stockbrokers	154	199	219
Wholesale and retail trade	4,097	3,755	3,941
Manufacturing	2,096	2,032	2,037
Transport and transport equipment	8,885	9,671	9,238
Other	20,158	19,129	19,521
	90,249	86,634	87,834
Individuals			
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	32,840	36,752	35,050
Advances for the purchase of other residential properties	77,972	78,937	78,518
Credit card advances	5,186	5,419	5,578
Other	6,283	6,944	6,251
	122,281	128,052	125,397
Total gross advances for use in Hong Kong	212,530	214,686	213,231
Trade finance	11,029	10,002	9,751
Gross advances for use outside Hong Kong	5,281	4,205	4,493
Gross advances to customers	228,840	228,893	227,475

Lending to the industrial, commercial and financial sectors grew by HK$2,415 million, or 2.7 per cent, since the end of 2002. The increase was mainly in lending to financial concerns which included public sector entities engaged in financing activities. Lending to the property sector also rose slightly.

Trade finance rose by HK$1,278 million, or 13.1 per cent, benefiting from the improvement in external trade.

Advances to individuals decreased by HK3,116 million, or 2.5 per cent. Lending under the GHOS continued to decline following the suspension of the sale of new flats under this scheme since the second half of 2002. Residential mortgages and credit card advances also fell marginally, in part due to the outbreak of SARS in the second quarter of 2003.

Long-term investments

Figures in HK$m		*Carrying value*	
	At 30 June 2003	*At 30 June 2002*	*At 31 December 2002*
Held-to-maturity debt securities			
Issued by public bodies			
- central governments and central banks	**10,413**	6,940	10,664
- other public sector entities	**12,874**	8,375	9,219
	23,287	15,315	19,883
Issued by other bodies			
- banks and other financial institutions	**58,608**	21,229	40,011
- corporate entities	**15,368**	15,428	16,960
	73,976	36,657	56,971
	97,263	51,972	76,854
Equity investments			
Issued by corporate entities	**1,814**	2,946	2,315
	99,077	54,918	79,169
Held-to-maturity debt securities			
- listed in Hong Kong	**2,436**	1,167	2,340
- listed outside Hong Kong	**22,513**	15,368	19,551
	24,949	16,535	21,891
- unlisted	**72,314**	35,437	54,963
	97,263	51,972	76,854
Equity investments			
- listed in Hong Kong	**1,085**	2,189	1,603
- listed outside Hong Kong	**64**	82	70
	1,149	2,271	1,673
- unlisted	**665**	675	642
	1,814	2,946	2,315
	99,077	54,918	79,169

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of redemption. Equity investments are stated at fair value, less provision for impairment.

Investment in held-to-maturity debt securities rose by HK$20,409 million, or 26.6 per cent, to HK$97,263 million, with funds re-deployed from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years. The fair value of the held-to-maturity debt securities amounted to HK$98.8 billion, with an unrealised gain of HK$1.6 billion.

Long-term investments *(continued)*

The following table shows the fair value of held-to-maturity debt securities:

Figures in HK$m	*Fair value* At 30 June 2003	At 30 June 2002	At 31 December 2002
Held-to-maturity debt securities			
Issued by public bodies			
- central governments and central banks	**10,673**	7,055	10,924
- other public sector entities	**13,465**	8,649	9,645
	24,138	15,704	20,569
Issued by other bodies			
- banks and other financial institutions	**59,018**	21,278	40,213
- corporate entities	**15,682**	15,549	17,241
	74,700	36,827	57,454
	98,838	52,531	78,023
Held-to-maturity debt securities			
- listed in Hong Kong	**2,515**	1,182	2,403
- listed outside Hong Kong	**22,800**	15,494	19,777
	25,315	16,676	22,180
- unlisted	**73,523**	35,855	55,843
	98,838	52,531	78,023

Maturity analysis of held-to-maturity debt securities:

Figures in HK$m	*Carrying value* At 30 June 2003	At 30 June 2002	At 31 December 2002
Remaining maturity:			
- three months or less but not repayable on demand	**7,959**	7,532	14,875
- one year or less but over three months	**12,580**	10,667	8,911
- five years or less but over one year	**72,966**	31,481	50,807
- over five years	**3,758**	2,292	2,261
	97,263	51,972	76,854

Other assets

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002 restated*[†]	*At 31 December 2002 restated*[†]
Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**1,117**	876	981
Deferred taxation	**55**	106	73
Items in the course of collection from other banks	**2,945**	3,756	2,886
Prepayments and accrued income	**2,403**	2,040	2,143
Long-term assurance assets attributable to policy holders	**3,763**	—	2,897
Other accounts	**3,232**	1,862	3,340
	13,515	8,640	12,320
Remaining maturity:			
- three months or less	**6,551**	6,874	6,929
- one year or less but over three months	**1,894**	621	637
- five years or less but over one year	**199**	947	968
- over five years	**4,826**	162	3,745
	13,470	8,604	12,279
- overdue[††]			
-- six months or less but over three months	**7**	5	5
-- one year or less but over six months	**9**	7	9
-- over one year	**29**	24	27
	45	36	41
	13,515	8,640	12,320

[†] *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.*

[††] *Represented mainly by overdue interest receivable included under 'Prepayments and accrued income'.*

Current, savings and other deposit accounts

Figures in HK$m	*At 30 June 2003*	*At 30 June 2002*	*At 31 December 2002*
Customer deposit accounts			
- current accounts	**38,854**	32,548	36,242
- savings accounts	**165,717**	146,910	154,476
- time and other deposits	**204,445**	211,020	206,973
Certificates of deposit in issue	**10,014**	17,809	15,916
Other debt securities in issue	**53**	8	86
	419,083	408,295	413,693
Customer deposit accounts			
Repayable on demand	**232,393**	223,161	210,351
With agreed maturity dates or periods of notice, by remaining maturity:			
- three months or less but not repayable on demand	**166,328**	159,948	180,380
- one year or less but over three months	**9,029**	6,973	6,701
- five years or less but over one year	**1,266**	396	259
	409,016	390,478	397,691
Certificates of deposit in issue			
Remaining maturity:			
- three months or less but not repayable on demand	**2,121**	6,836	2,887
- one year or less but over three months	**2,981**	8,827	9,635
- five years or less but over one year	**4,727**	1,781	3,189
- over five years	**185**	365	205
	10,014	17,809	15,916
Other debt securities in issue			
Remaining maturity:			
- three months or less but not repayable on demand	**—**	8	48
- one year or less but over three months	**53**	—	38
	53	8	86
	419,083	408,295	413,693

Current, savings and other deposit accounts increased by HK$5.4 billion, or 1.3 per cent, to HK$419.1 billion, compared with HK$413.7 billion at 31 December 2002. The growth was mainly in customer deposit accounts which grew by HK$11.3 billion, or 2.8 per cent. During the period, customers continued to shift from time deposits to savings and current accounts, reflecting preference for liquidity in the prevailing low interest rate environment.

Certificates of deposit and other debt securities in issue fell by HK$5.9 billion, or 37.1 per cent, to HK$10.1 billion following the maturity of part of the certificates of deposit portfolio.

Deposits from banks

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*	*At 31 December 2002*
Repayable on demand	**854**	1,146	555
With agreed maturity dates or periods of notice, by remaining maturity:			
- three months or less but not repayable on demand	**1,439**	1,137	515
- one year or less but over three months	**66**	4	2
	2,359	2,287	1,072

Other liabilities

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002 restated*[†]	*At 31 December 2002 restated*[†]
Short positions in securities	**5,604**	5,267	2,916
Unrealised losses on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**1,072**	726	832
Current taxation	**921**	998	249
Deferred taxation	**601**	605	635
Items in the course of transmission to other banks	**4,030**	4,253	4,629
Accruals and deferred income	**1,531**	1,303	1,668
Provisions for other liabilities and charges	**384**	329	313
Long-term liabilities attributable to policy holders	**3,763**	–	2,897
Other	**944**	1,103	606
	18,850	14,584	14,745

Other liabilities increased by HK$4,105 million, or 27.8 per cent, to HK$18,850 million, compared with HK$14,745 million at 31 December 2002, reflecting the increase in short positions in securities, long-term liabilities attributable to policy holders and provision for current taxation. These were partly offset by a reduction in the items in the course of transmission to other banks.

[†] *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.*

Shareholders' funds

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002 restated*[*]	*At 31 December 2002 restated*[*]
Share capital	**9,559**	9,559	9,559
Retained profits	**20,504**	21,005	19,440
Premises and investment properties revaluation reserves	**5,906**	7,319	6,667
Long-term equity investment revaluation reserve	**647**	1,619	1,011
Capital redemption reserve	**99**	99	99
Total reserves	**27,156**	30,042	27,217
	36,715	39,601	36,776
Proposed dividends	**4,015**	4,015	6,309
Shareholders' funds	**40,730**	43,616	43,085
Return on average shareholders' funds	**24.4%**	24.1%	21.9%

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the first half of 2003.

Shareholders' funds (excluding proposed dividends) fell by HK$61 million, or 0.2 per cent, to HK$36,715 million at 30 June 2003. Retained profits rose by HK$1,064 million. Premises and investment properties revaluation reserves fell by HK$761 million as a result of the further decline in the property market and the provision for deferred tax on property revaluation surplus following the adoption of the HKSSAP 12. The disposal of long-term equities led to a reduction of HK$364 million in the long-term equity investment revaluation reserve.

The return on average shareholders' funds was 24.4 per cent, compared with 24.1 per cent and 21.9 per cent for the first and second halves of 2002 respectively.

[*] *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.*

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*	*At 31 December 2002*
Capital base			
Tier 1 capital			
- share capital	**9,559**	9,559	9,559
- retained profits	**19,919**	20,533	18,795
- capital redemption reserve	**99**	99	99
- total	**29,577**	30,191	28,453
Tier 2 capital			
- premises and investment properties revaluation reserves	**4,160**	5,674	5,153
- long-term equity investment revaluation reserve	**459**	1,056	705
- general provisions	**1,101**	1,437	1,108
- total	**5,720**	8,167	6,966
Unconsolidated investments and other deductions	**(1,404)**	(1,608)	(1,376)
Total capital base after deductions	**33,893**	36,750	34,043
Risk-weighted assets			
On-balance sheet	**226,484**	224,802	222,758
Off-balance sheet	**14,243**	14,058	16,262
Total risk-weighted assets	**240,727**	238,860	239,020
Total risk-weighted assets adjusted for market risk	**241,300**	239,200	239,426
Capital adequacy ratios			
After adjusting for market risk			
- tier 1 ⁰	**12.3%**	12.6%	11.9%
- total ⁰	**14.0%**	15.4%	14.2%
Before adjusting for market risk			
- tier 1	**12.3%**	12.6%	11.9%
- total	**14.1%**	15.4%	14.2%

⁰ *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

The total capital ratio fell by 20 basis points to 14.0 per cent at 30 June 2003, compared with 14.2 per cent at 31 December 2002. The capital base recorded a reduction of 0.4 per cent while risk-weighted assets adjusted for market risk rose by 0.8 per cent.

The tier 1 capital ratio rose by 40 basis points to 12.3 per cent as a result of the 6.0 per cent growth in retained profits.

Liquidity ratio

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended 30 June 2003	*Half-year ended 30 June 2002*	*Half-year ended 31 December 2002*
The Bank and its major banking subsidiaries	**45.0%**	43.4%	45.5%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	***Half-year ended 30 June 2003***	*Half-year ended 30 June 2002*
Operating profit	**5,617**	5,568
Net interest income	**(5,220)**	(5,453)
Dividend income	**(37)**	(53)
Provisions for bad and doubtful debts	**456**	281
Depreciation	**171**	174
Amortisation of long-term investments	**17**	(42)
Advances written off net of recoveries	**(700)**	(624)
Interest received	**5,413**	6,736
Interest paid	**(1,462)**	(2,294)
Operating profit before changes in working capital	**4,255**	4,293
Change in cash and short-term funds	**889**	1,499
Change in placings with banks repayable after one month	**3,181**	(976)
Change in certificates of deposit	**676**	(3,374)
Change in securities held for dealing purposes	**151**	958
Change in advances to customers	**(1,365)**	(2,967)
Change in amounts due from immediate holding company and fellow subsidiary companies	**(357)**	(455)
Change in other assets	**(1,213)**	(57)
Change in customer deposit accounts	**11,325**	(5,286)
Change in debt securities in issue	**(5,935)**	(747)
Change in deposits from banks	**1,287**	(335)
Change in amounts due to immediate holding company and fellow subsidiary companies	**(858)**	845
Change in other liabilities	**3,487**	1,759
Elimination of exchange differences and other non-cash items	**(5,399)**	(3,985)
Cash generated from operating activities	**10,124**	(8,828)
Taxation paid	**(11)**	(68)
Net cash inflow/(outflow) from operating activities	**10,113**	(8,896)

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*
Cash in hand and balances with banks and other financial institutions	**4,014**	4,244
Money at call and placings with banks maturing within one month	**61,574**	82,455
Treasury bills	**1,363**	2,415
Certificates of deposit	**229**	398
	67,180	89,512

Note: The presentation of the consolidated cash flow statements has been regrouped to comply with the Hong Kong Statement of Standard Accounting Practice 15 (HKSSAP 15) on 'Cash Flow Statement'. The comparative figures have been reclassified to conform with the current period's presentation. For the purpose of the cash flow statement, cash and cash equivalents comprise cash and balances with banks maturing within one month, and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition.

Contingent liabilities, commitments and derivatives

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2003			
Contingent liabilities:			
Guarantees	10,974	10,795	3,650
Commitments:			
Documentary credits and short-term trade-related transactions	7,142	1,429	1,422
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	64,708	—	—
- one year and over	19,539	9,770	8,444
Other	38	38	38
	91,427	11,237	9,904
Exchange rate contracts:			
Spot and forward foreign exchange	84,812	1,072	264
Other exchange rate contracts	42,140	379	86
	126,952	1,451	350
Interest rate contracts:			
Interest rate swaps	78,220	1,366	336
Other interest rate contracts	13,281	6	3
	91,501	1,372	339
Other derivative contracts	108	4	1

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2002			
Contingent liabilities:			
Guarantees	14,635	14,481	4,311
Commitments:			
Documentary credits and short-term trade-related transactions	7,470	1,501	1,492
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	65,755	—	—
- one year and over	16,668	8,334	7,656
Other	47	47	47
	89,940	9,882	9,195
Exchange rate contracts:			
Spot and forward foreign exchange	106,446	1,016	248
Other exchange rate contracts	11,855	168	42
	118,301	1,184	290
Interest rate contracts:			
Interest rate swaps	52,200	1,077	261
Other interest rate contracts	16,550	—	—
	68,750	1,077	261
Other derivative contracts	16	—	—

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2002			
Contingent liabilities:			
Guarantees	13,864	13,717	4,321
Commitments:			
Documentary credits and short-term trade-related transactions	6,982	1,400	1,394
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	65,110	—	—
- one year and over	21,565	10,783	9,840
Other	41	41	41
	93,698	12,224	11,275
Exchange rate contracts:			
Spot and forward foreign exchange	73,607	894	251
Other exchange rate contracts	24,104	261	55
	97,711	1,155	306
Interest rate contracts:			
Interest rate swaps	64,443	1,454	357
Other interest rate contracts	7,969	8	2
	72,412	1,462	359
Other derivative contracts	177	6	1

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities, commitments and derivatives *(continued)*

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*	*At 31 December 2002*
Replacement cost			
Exchange rate contracts	**738**	501	485
Interest rate contracts	**1,072**	879	1,231
Other derivative contracts	**1**	—	1
	1,811	1,380	1,717

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' segment and inter-segment expenses for the respective business segments.

Segmental analysis *(continued)*

(a) By business segment

Hang Seng comprises five business segments. Personal financial services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

Personal financial services reported profit before tax of HK$3,038 million, a growth of 2.2 per cent compared with the same period last year. Net interest income fell by 4.4 per cent, as average mortgage yields fell, and there was a contraction in the GHOS mortgage portfolio. This was partly offset by the growth in savings and current accounts. Other operating income rose by 30.9 per cent. Wealth management services remained a growth driver, with the contribution from investment services and insurance business rising by 37.0 per cent and 37.6 per cent respectively. Sales of retail investment funds, including the popular Hang Seng Investment Series, increased by 48.8 per cent. Total funds under management by Hang Seng's asset management and private banking business units grew by HK$7.7 billion, or 18.8 per cent, to HK$48.3 billion at 30 June 2003.

Commercial banking reported a growth of 13.0 per cent in profit before tax to HK$652 million. The results benefited from the increase in fee income, mainly trade services related, and the substantial release in bad debt provisions. Although customer advances grew by 13.7 per cent, mainly due to improved external trade, net interest income was affected by the compression in lending and deposit spreads.

Corporate and institutional banking suffered a decline of 24.2 per cent in profit before tax to HK$364 million as corporate lending spreads declined and credit facilities income fell, and was also affected by the reduction in release of provisions for bad and doubtful debts.

Treasury achieved profit before tax of HK$1,100 million, a growth of 6.3 per cent over the same period last year. Net interest income rose by 4.4 per cent as more funds were re-deployed from interbank placings to capital market investments for enhancement of interest yield, while the fixed rate debt securities portfolio continued to benefit under a low interest rate environment. Other operating income increased by 41.6 per cent, mainly in foreign exchange income. Profit on disposal of debt securities from the investment portfolio, however, was lower.

Other showed a decline of 15.1 per cent in profit before tax, mainly attributable to the reduction in contribution from net free funds due to the further decline in market interest rates and the deficit on revaluation of properties. This was partly offset by an increase in profits on disposal of long-term equities.

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal financial services*	*Commercial banking*	*Corporate & institutional banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 30 June 2003							
Income and expenses							
Net interest income	3,186	501	271	901	361	—	5,220
Other operating income	1,705	464	105	228	172	—	2,674
Inter-segment income	—	—	—	—	173	(173)	—
Total operating income	4,891	965	376	1,129	706	(173)	7,894
Operating expenses*	(1,157)	(383)	(52)	(66)	(163)	—	(1,821)
Inter-segment expenses	(138)	(29)	(3)	(3)	—	173	—
Operating profit before provisions	3,596	553	321	1,060	543	—	6,073
Provisions for bad and doubtful debts	(570)	71	43	—	—	—	(456)
Operating profit	3,026	624	364	1,060	543	—	5,617
Profit on tangible fixed assets and long-term investments	12	28	—	40	261	—	341
Net deficit on property revaluation	—	—	—	—	(48)	—	(48)
Share of profits of associated company	—	—	—	—	18	—	18
Profit on ordinary activities before tax	3,038	652	364	1,100	774	—	5,928
Operating profit excluding inter-segment transactions	3,164	653	367	1,063	370	—	5,617
*Including depreciation	(63)	(11)	(1)	(1)	(95)	—	(171)
At 30 June 2003							
Total assets	134,547	28,246	67,731	229,219	22,565	—	482,308
Total liabilities	324,132	71,354	16,948	10,839	17,776	—	441,049
Investments in associated company	—	—	—	—	675	—	675
Capital expenditure incurred during the period	48	10	2	1	23	—	84

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal financial services*	*Commercial banking*	*Corporate & institutional banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 30 June 2002							
Income and expenses							
Net interest income	3,334	507	324	863	425	—	5,453
Other operating income	1,303	426	132	161	190	—	2,212
Inter-segment income	—	—	—	—	207	(207)	—
Total operating income	4,637	933	456	1,024	822	(207)	7,665
Operating expenses*	(1,179)	(353)	(54)	(61)	(169)	—	(1,816)
Inter-segment expenses	(167)	(33)	(4)	(3)	—	207	—
Operating profit before provisions	3,291	547	398	960	653	—	5,849
Provisions for bad and doubtful debts	(383)	2	82	—	18	—	(281)
Operating profit	2,908	549	480	960	671	—	5,568
Profit on tangible fixed assets and long-term investments	21	28	—	75	219	—	343
Share of profits of associated companies	45	—	—	—	22	—	67
Profit on ordinary activities before tax	2,974	577	480	1,035	912	—	5,978
Operating profit excluding inter-segment transactions	3,075	582	484	963	464	—	5,568
*Including depreciation	(60)	(11)	(2)	(1)	(100)	—	(174)
At 30 June 2002							
Total assets	136,420	24,752	64,673	219,769	25,064	—	470,678
Total liabilities	309,819	66,064	12,772	11,935	26,472	—	427,062
Investments in associated companies	368	—	—	—	683	—	1,051
Capital expenditure incurred during the period	61	9	1	1	20	—	92

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal financial services*	*Commercial banking*	*Corporate & institutional banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 31 December 2002							
Income and expenses							
Net interest income	3,249	516	316	868	403	—	5,352
Other operating income	1,119	455	121	189	186	—	2,070
Inter-segment income	—	—	—	—	201	(201)	—
Total operating income	4,368	971	437	1,057	790	(201)	7,422
Operating expenses*	(1,271)	(450)	(57)	(71)	(167)	—	(2,016)
Inter-segment expenses	(160)	(34)	(4)	(3)	—	201	—
Operating profit before provisions	2,937	487	376	983	623	—	5,406
Provisions for bad and doubtful debts	(402)	46	84	—	(18)	—	(290)
Operating profit	2,535	533	460	983	605	—	5,116
Profit on tangible fixed assets and long-term investments	—	—	—	(30)	148	—	118
Net deficit on property revaluation	—	—	—	—	(36)	—	(36)
Share of profits of associated companies	43	—	—	—	23	—	66
Profit on ordinary activities before tax	2,578	533	460	953	740	—	5,264
Operating profit excluding inter-segment transactions	2,695	567	464	986	404	—	5,116
*Including depreciation	(65)	(11)	(1)	(1)	(100)	—	(178)
At 31 December 2002							
Total assets	137,762	25,937	64,783	222,879	23,293	—	474,654
Total liabilities	317,076	70,538	11,746	8,360	23,405	—	431,125
Investments in associated companies	—	—	—	—	672	—	672
Capital expenditure incurred during the period	59	12	3	1	28	—	103

Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	*Hong Kong*	*Americas*	*Other*	*Total*
Half-year ended 30 June 2003				
Income and expenses				
Total operating income	7,196	661	37	7,894
Profit on ordinary activities before tax	5,238	648	42	5,928
At 30 June 2003				
Total assets	408,425	65,882	8,001	482,308
Total liabilities	426,991	9,718	4,340	441,049
Capital expenditure incurred during the period	78	–	6	84
Contingent liabilities and commitments	106,429	–	1,092	107,521
Half-year ended 30 June 2002				
Income and expenses				
Total operating income	6,794	835	36	7,665
Profit on ordinary activities before tax	5,105	833	40	5,978
At 30 June 2002				
Total assets	360,773	103,615	6,290	470,678
Total liabilities	413,662	9,352	4,048	427,062
Capital expenditure incurred during the period	91	–	1	92
Contingent liabilities and commitments	103,923	–	652	104,575

Segmental analysis *(continued)*

(b) By geographical region *(continued)*

Figures in HK$m	*Hong Kong*	*Americas*	*Other*	*Total*
Half-year ended 31 December 2002				
Income and expenses				
Total operating income	6,499	886	37	7,422
Profit on ordinary activities before tax	4,369	866	29	5,264
At 31 December 2002				
Total assets	394,165	72,359	8,130	474,654
Total liabilities	416,388	9,444	5,293	431,125
Capital expenditure incurred during the period	96	1	6	103
Contingent liabilities and commitments	106,470	–	1,092	107,562

Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

Figures in HK$m	*Banks & other financial institutions*	*Public sector entities*	*Other*	*Total*
At 30 June 2003				
Asia-Pacific excluding Hong Kong				
- Australia	19,793	151	1,304	21,248
- other	21,832	804	3,238	25,874
	41,625	955	4,542	47,122
The Americas				
- Canada	16,608	8,945	264	25,817
- other	8,873	6,524	8,169	23,566
	25,481	15,469	8,433	49,383
Western Europe				
- Germany	20,595	1,069	402	22,066
- United Kingdom	22,395	16	3,551	25,962
- other	46,022	2,071	3,531	51,624
	89,012	3,156	7,484	99,652
At 30 June 2002				
Asia-Pacific excluding Hong Kong				
- Australia	16,875	480	2,159	19,514
- other	28,714	954	3,269	32,937
	45,589	1,434	5,428	52,451
The Americas				
- Canada	14,311	5,590	150	20,051
- other	6,969	4,859	6,969	18,797
	21,280	10,449	7,119	38,848
Western Europe				
- Germany	26,277	1,209	120	27,606
- United Kingdom	21,595	83	2,624	24,302
- other	50,056	1,675	2,535	54,266
	97,928	2,967	5,279	106,174

Cross border claims *(continued)*

Figures in HK$m	*Banks & other financial institutions*	*Public sector entities*	*Other*	*Total*
At 31 December 2002				
Asia-Pacific excluding Hong Kong				
- Australia	19,259	2,819	2,265	24,343
- other	24,228	841	3,175	28,244
	43,487	3,660	5,440	52,587
The Americas				
- Canada	11,105	7,699	440	19,244
- other	6,136	4,557	7,199	17,892
	17,241	12,256	7,639	37,136
Western Europe				
- Germany	21,349	1,312	548	23,209
- United Kingdom	22,623	–	4,051	26,674
- other	47,654	2,557	2,810	53,021
	91,626	3,869	7,409	102,904

Additional information

1. Accounting policies

This press release has been prepared on a basis consistent with the accounting policies adopted in the 2002 financial statements except for the following.

Income Tax

In prior years, deferred tax liabilities were provided for using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, Hang Seng has changed its policy for deferred tax in order to comply with Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income Taxes' issued by the Hong Kong Society of Accountants. Details of the new policy are set out in the note on Taxation on page 18.

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the first half of 2003 showing the impact of the adoption of HKSSAP12, are as follows:

Figures in HK$m	*Depreciation allowances in excess of related depreciation*	*Revaluation of properties and equities*	*General provisions*	*Other*	*Total*
At 1 January 2003	20	685	(177)	34	562
Charged/(credited) to profit and loss account					
- without adopting HKSSAP 12	–	–	–	37	37
- adopting HKSSAP 12	5	(10)	(16)	(11)	(32)
Credited to reserves	–	(21)	–	–	(21)
At 30 June 2003	25	654	(193)	60	546

The balances of deferred tax assets and deferred tax liabilities in the consolidated balance sheet at 30 June 2003 were HK$55 million and HK$601 million respectively (HK$73 million and HK$635 million respectively at 31 December 2002).

The adoption of HKSSAP 12 represents a change in accounting policy which has been applied retrospectively. The change in accounting policy has been reflected by way of a prior period adjustment and the comparative figures for 2002 have been restated to conform with the current period's presentation accordingly.

Consolidated Profit and Loss Account

Figures in HK$m	*Half-year ended 30 June 2002*	*Half-year ended 31 December 2002*
Tax on profit on ordinary activities		
- as previously reported	(758)	(508)
- adoption of HKSSAP 12	3	(44)
- as restated	(755)	(552)

Additional information *(continued)*

Consolidated Balance Sheet

Figures in HK$m	*Retained profits*	*Premises and investment properties revaluation reserves*	*Long-term equity investment revaluation reserve*	*Deferred tax assets*	*Deferred tax liabilities*
31 December 2002					
As previously reported	19,242	7,324	1,031	21	104
Adoption of HKSSAP 12	198	(657)	(20)	52	531
As restated	19,440	6,667	1,011	73	635
30 June 2002					
As previously reported	20,756	8,069	1,651	34	—
Adoption of HKSSAP 12	249	(750)	(32)	72	605
As restated	21,005	7,319	1,619	106	605
31 December 2001					
As previously reported	19,499	8,119	2,323	34	—
Adoption of HKSSAP 12	254	(766)	(49)	77	638
As restated	19,753	7,353	2,274	111	638

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. Property revaluation

A revaluation of Hang Seng's premises and investment properties in the Hong Kong SAR was performed in June 2003 to reflect property market movements in the first half of 2003. The valuation was conducted by Chesterton Petty Limited, an independent professional valuer, and carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. Of the total revaluation deficit of HK$768 million arising from the June revaluation, HK$720 million was accounted for as a reduction in property revaluation reserves while the balance of HK$48 million, representing the reduction in value below the original acquisition cost (less depreciation) of bank premises was charged to the profit and loss account for the first half of 2003.

Additional information *(continued)*

4. Market risk

Market risk is the risk that the movements in interest rates, foreign exchange rates or equity and commodity prices will result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting. The HKMA is also satisfied with Hang Seng's market risk management process.

Additional information *(continued)*

4. Market risk *(continued)*

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2003 and 2002 are shown in the tables below.

VAR

Figures in HK$m	**At 30 June 2003**	**Minimum during the period**	**Maximum during the period**	**Average for the period**
VAR for all interest rate risk and foreign exchange risk	**409**	**187**	**409**	**276**
VAR for foreign exchange risk (trading)	**3**	**2**	**4**	**3**
VAR for interest rate risk				
- trading	**8**	**1**	**11**	**4**
- accrual	**402**	**187**	**402**	**275**

VAR

Figures in HK$m	*At 30 June 2002*	*Minimum during the period*	*Maximum during the period*	*Average for the period*
VAR for all interest rate risk and foreign exchange risk	285	194	442	297
VAR for foreign exchange risk (trading)	4	3	5	4
VAR for interest rate risk				
- trading	2	—	8	2
- accrual	284	192	441	296

The average daily revenue earned from market risk-related treasury activities for the first half of 2003, including accrual book net interest income and funding related to dealing positions, was HK$8 million (HK$8 million for the first half of 2002). The standard deviation of these daily revenues was HK$4 million (HK$4 million for the first half of 2002). No loss was recorded out of 121 trading days in the first half of 2003. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 103 occurrences. The highest daily revenue was HK$29 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for the first half of 2003 was HK$2 million (HK$2 million for the first half of 2002).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for the first half of 2003 was HK$6 million (HK$6 million for the first half of 2002).

Additional information *(continued)*

5. Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 30 June 2003, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*	*At 31 December 2002*
US dollar non-structural position			
Spot assets	**158,081**	238,064	173,129
Spot liabilities	**(149,899)**	(210,627)	(156,175)
Forward purchases	**44,594**	44,644	35,222
Forward sales	**(41,066)**	(63,634)	(39,974)
Net options positions	**–**	–	–
Net long non-structural position	**11,710**	8,447	12,202

At 30 June 2003, Hang Seng's major structural foreign currency positions were US dollar and Renminbi.

	At 30 June 2003		*At 30 June 2002*		*At 31 December 2002*	
	HK$m	***% of total net structural position***	*HK$m*	*% of total net structural position*	*HK$m*	*% of total net structural position*
Structural position						
US dollar	**887**	**85.7**	792	84.3	792	84.2
Renminbi	**95**	**9.2**	95	10.1	95	10.1

Additional information *(continued)*

6. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

During the first half of 2003, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT and shared an automated teller machine network with its immediate holding company and used certain processing services of a fellow subsidiary on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator, and acted as agent for the marketing of Mandatory Provident Fund products for a fellow subsidiary company.

The aggregate amount of income and expenses arising from these transactions during the period, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the period-end are as follows:

Income and expenses for the period

Figures in HK$m	***Half-year ended 30 June 2003***	*Half-year ended 30 June 2002*	*Half-year ended 31 December 2002*
Interest income	**96**	126	137
Interest expense	**5**	9	6
Other operating income	**39**	38	40
Operating expenses	**296**	276	294

Balances at period-end

Figures in HK$m	***At 30 June 2003***	*At 30 June 2002*	*At 31 December 2002*
Total amount due from	**7,596**	10,425	7,471
Total amount due to	**757**	1,896	1,615
Total contract sum of off-balance sheet transactions	**33,172**	28,664	25,558

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 30 June 2003 was HK$217 million (HK$208 million at 30 June 2002 and 31 December 2002). Prior to Hang Seng Life Limited (HSLL) becoming a subsidiary (formerly an associated company) of the Bank in November 2002, the agency commission for the marketing of life insurance products paid by HSLL to the Bank amounted to HK$142 million and HK$113 million for the first and second halves of 2002 respectively.

Additional information *(continued)*

6. Material related-party transactions *(continued)*

(c) Ultimate holding company

During the first half of 2003, no transaction was conducted with the Bank's ultimate holding company (same as 2002).

(d) Key management personnel

During the first half of 2003, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (same as 2002).

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7. Statutory accounts

The information in this press release is unaudited and does not constitute statutory accounts.

The statutory accounts for the year ended 31 December 2002 have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2003. The Annual Report and Accounts for the year ended 31 December 2002, which includes the statutory accounts, can be obtained on request from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

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8. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

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9. Statement of compliance

This press release has been prepared in accordance with Hong Kong Statement of Standard Accounting Practice 25 'Interim Financial Reporting'. It also complies with the module on 'Interim Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002.

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10. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Tuesday, 26 August 2003 and Wednesday, 27 August 2003, during which no transfer of shares can be registered. In order to qualify for the first interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Monday, 25 August 2003. The first interim dividend will be payable on Thursday, 4 September 2003 to shareholders on the Register of Shareholders of the Bank on Wednesday, 27 August 2003.

Additional information *(continued)*

11. Press release

Copies of this press release may be obtained from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2003 Interim Report will be available from the same website on Monday, 4 August 2003 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2003 Interim Report will be sent to shareholders in late August 2003.

Press enquiries to:

Walter Cheung   Telephone: (852) 2198 4020
Cecilia Ko   Telephone: (852) 2198 4227